August 26, 2020

Ryan Sutcliffe, Esq.

U.S. Securities and Exchange Commission (“SEC”)

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549

Re: T. Rowe Price U.S. Treasury Funds, Inc. (“Registrant”) on behalf of the U.S. Treasury Long-Term Fund (“Fund”)

 File Nos.: 033-30531/811-5860

Dear Mr. Sutcliffe:

The following is in response to your additional comments provided on August 24, 2020, regarding the preliminary proxy statement for the above listed Fund (“Proxy Statement”) that was filed with the SEC on August 7, 2020, and our responses to your initial comments that were filed as correspondence with the SEC on August 20, 2020 (“Response Letter”). Your additional comments and our responses are set forth below.

Comment:

If you are subject to NYSE Rule 452, please explain how the voting policies for the T. Rowe Price IRAs and ESAs are compliant with Rule 452 since this is a non-routine matter.

Response:

NYSE Rule 452 regulates when brokers may cast discretionary votes on uninstructed shares. NYSE Rule 452 permits brokers to exercise their discretion to vote on routine proposals when the beneficial owner fails to provide specific voting instructions within 10 days of the scheduled meeting and prohibits brokers from voting those uninstructed shares on non-routine matters. In accordance with NYSE Rule 452, the Proxy Statement clearly indicates that broker nonvotes are inapplicable for this shareholder meeting because shareholders are being asked to approve a non-routine proposal for which brokers or nominees do not have discretionary voting power.

T. Rowe Price Trust Company serves as custodian of the T. Rowe Price IRAs and ESAs and has satisfied the applicable requirements of the Internal Revenue Code to serve in this capacity and custody such accounts. We note that T. Rowe Price IRA and ESA accounts are registered on the ownership records of the T. Rowe Funds in the name of the T. Rowe Price Trust Company for the benefit of the respective account holder. For example, a standard IRA account would be registered as “T. Rowe Price Trust Co Cust for the IRA of [IRA account holder Name.]” Importantly, T. Rowe Price Trust Company is not acting in the capacity of a broker with respect to these accounts and is accordingly not subject to NYSE Rule 452 or other guidance and interpretations relating to broker discretionary voting. Instead, T. Rowe Price Trust Company has been directed by T. Rowe Price IRA and ESA accountholders to vote on behalf of the accounts in the manner set forth in the respective Custodial Agreements.

A T. Rowe Price IRA or ESA account holder must consent to be bound by the terms and conditions of the T. Rowe Price Traditional and Roth IRA Disclosure Statement and Custodial Agreement or T. Rowe Price ESA Disclosure Statement and Custodial Agreement (“Custodial Agreements”), which incorporate the proxy voting provisions set forth in our Response Letter. For example, the relevant portion of the signature section of the Mutual Fund IRA New Account form states the following: “By signing this form, I certify and agree to the following: …I received and read the T. Rowe Price Traditional and Roth IRA Disclosure Statement and Custodial Agreement and I agree to the terms and conditions contained within those documents. I understand that these documents may be amended from time to time.” If an IRA or ESA account holder refuses to consent to these terms, he or she cannot maintain an IRA or ESA at T. Rowe Price.

Thus, when T. Rowe Price Trust Company as an IRA or ESA custodian votes unvoted shares, it is doing so pursuant to delegated authority from the account holder pursuant to the relevant Custodial Agreement, not pursuant to NYSE Rule 452. The relevant provisions of the Custodial Agreements provide that they shall be construed and enforced according to the laws of the State of Maryland, and such delegated authority is subject to such legal agreements, not NYSE Rule 452. This is not a new voting practice for the T. Rowe Price IRA and ESA accounts, as the T. Rowe Price Funds have been following the voting instructions of the T. Rowe Price Trust Company in accordance with this protocol for over 20 years. We also believe it is a well-established practice in the fund industry for IRA custodians and trustees, who are not broker-dealers, to mirror vote unvoted shares in a similar fashion. As reflected in the Custodial Agreements and consistent with this guidance, T. Rowe Price Trust Company, as custodian, has retained voting power for T. Rowe Price IRA and ESA accounts on shareholder approval matters proposed by the T. Rowe Price Funds and, as a result, is obligated to exercise that power consistent with the direction in the documents to mirror vote.

Comment:

Your Response Letter indicated that “an adviser may also vote based on a pre-determined voting policy that involves little discretion on the part of the adviser; this is the case with T. Rowe Price Funds holding shares of other T. Rowe Price Funds where the investing fund does not exercise any discretion and is required to vote in the same proportion as other shareholders.” Please provide the basis for the first part of this statement.

Response:

The first part of this statement was excerpted from the Adopting Release for Rule 206(4)-6 under the Investment Advisers Act of 1940 (see SEC Release No. IA-2106; File No. S7-38-02). We note that the SEC has recognized that an investment adviser that has been delegated proxy voting authority from a client can employ pre-determined proxy voting policies covering how it intends to vote on a particular type of proxy matter, and that such a practice could mitigate a conflict of interest that could arise for the adviser with respect to a proxy vote. Specifically, the section of this Adopting Release relating to resolving conflicts of interest states the following:

“An adviser's policies and procedures under the rule must also address how the adviser resolves material conflicts of interest with its clients. Some commenters urged us to approve methods that would resolve material conflicts. Clearly, an adviser's policy of disclosing the conflict to clients and obtaining their consents before voting satisfies the requirements of the rule and, when implemented, fulfills the adviser's fiduciary obligations under the Advisers Act. In the absence of client disclosure and consent, we believe that an adviser that has a material conflict of interest with its clients must take other steps designed to ensure, and must be able to demonstrate that those steps resulted in, a decision to vote the proxies that was based on the clients' best interest and was not the product of the conflict.”

“Advisers today use various means of ensuring that proxy votes are voted in their clients' best interest and not affected by the advisers' conflicts of interest. ‘An adviser that votes securities based on a pre-determined voting policy could demonstrate that its vote was not a product of a conflict of interest if the application of the policy to the matter presented to shareholders involved little discretion on the part of the adviser.’ (Emphasis added.) Similarly, an adviser could demonstrate that the vote was not a product of a conflict of interest if it voted client securities, in accordance with a pre-determined policy, based upon the recommendations of an independent third party. An adviser could also suggest that the client engage another party to determine how the proxies should be voted, which would relieve the adviser of the responsibility to vote the proxies. Other policies and procedures are also available; their effectiveness (and the effectiveness of any policies and procedures) will turn on how well they insulate the decision on how to vote client proxies from the conflict.”

Comment:

Your Response Letter stated that “the SEC has issued exemptive relief to insurance companies that pass-through votes to owners of variable contracts authorizing the insurance company to vote shares of a fund held in its separate accounts for which no timely voting instructions from contract owners are received, as well as any shares it owns, in the same proportion as those shares for which voting instructions have been received.” Are you taking the position that this exemptive relief should apply directly to the Fund or that it should apply by analogy?

Response:

We are not taking the position that this exemptive relief should apply directly to the Fund. However, the relief illustrates that the SEC has accepted mirror voting as a reasonable approach to resolve potential conflicts of interest and we believe the principles behind the relief could be applied in a similar manner to IRA and ESA accounts. The relief authorizes insurance companies to mirror vote unvoted shares on behalf of their underlying contract holders; these insurance company arrangements and voting policies are analogous to IRA and ESA custodians mirror voting unvoted shares on behalf of their IRA and ESA account holders.

Comment:

Please provide any additional arguments that would apply to your voting policies in relation to Rule 14a-4 under the Securities Exchange Act of 1934 and cite to relevant authority or exceptions to the Rule.

Response:

The provisions of Rule 14a-4 relating to discretionary voting authority do not apply to T. Rowe Price Funds mirror voting shares of other T. Rowe Price Funds. In this case, no discretionary voting authority is being conferred since the adviser is not casting votes with respect to any unvoted shares. The adviser is only voting the specific number of the Fund’s shares held, as of the record date, by other T. Rowe Price Funds whose Boards of Directors have delegated proxy voting authority to such adviser. While the adviser could simply vote in favor of the proposal based on its views that the proposal is in the best interests of the Fund’s shareholders and being recommended by the Fund’s Board of Directors, we believe the prudent approach is to instead vote the shares in the same proportion as those cast by other shareholders to avoid even an appearance of a conflict of interest on the part of the adviser.

In the case of the T. Rowe Price IRAs and ESAs, the custodian is casting votes for custodied shares in a manner that is consistent with the direction provided to it in the applicable Custodial Agreements. All Fund shareholders are mailed or electronically delivered the Proxy Statement and provided with reasonable methods to vote their shares by the shareholder meeting date. As indicated above, the ability of T. Rowe Price Trust Company to vote shares that are not voted by other IRA account holders and ESA account holders by the meeting date arises out of the legal agreement with these shareholders who have delegated proxy voting authority to T. Rowe Price Trust Company, and acknowledged and consented to this voting policy, as a condition to maintain their account at T. Rowe Price. We believe the policy would only potentially conflict with Rule 14a-4 if we did not solicit votes on the proposals from all IRA and ESA account holders and provide reasonable means to cast their votes. Similar to the above responses, we believe mirror voting of these shares is critical to avoid any appearance of a conflict of interest.

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If you have any questions or further comments, please do not hesitate to call the undersigned at 410-345-6646 or, in my absence, Fran Pollack-Matz at 410-345-6601.

/s/ Brian R. Poole
Brian R. Poole
Vice President and Senior Legal Counsel, T. Rowe Price Associates, Inc.